AMENDED CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES B ESOP CONVERTIBLE
PREFERRED STOCK OF CABOT CORPORATION

I, Jane A. Bell, Secretary of Cabot Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, do hereby certify that at a meeting of the Corporation’s Board of Directors on March 14, 2008, the following resolutions were adopted with respect to the Corporation’s Series B ESOP Convertible Preferred Stock:

VOTED: That none of the authorized shares of the Corporation’s Series B ESOP Convertible Preferred Stock are outstanding and that no shares of Series B ESOP Convertible Preferred Stock will be issued subject to the Certificate of Designations of Series B ESOP Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on November 18, 1988.

FURTHER VOTED: That, pursuant to the authority granted to and vested in the Board of Directors of this Corporation in accordance with the provisions of the Corporation’s Amended Certificate of Incorporation and Section 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors, for the purpose of eliminating the Series B ESOP Convertible Preferred Stock from the Corporation’s Amended Certificate of Incorporation, hereby approves and authorizes the filing with the Secretary of State of the State of Delaware of a certificate stating that no such shares of Series B ESOP Convertible Preferred Stock are outstanding and that no such shares will be issued.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 15th day of September, 2008 by an authorized officer.

By:
Jane A. Bell
Secretary